April 15, 2010

VIA EDGAR

U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Direxion Shares ETF Trust – Post-Effective Amendment No. 11 to the

Registration Statement on Form N-1A (File Nos. 333-150525 and 811-22201)

Dear Sir or Madam:

Pursuant to Section 8(c) of the Securities Act of 1933, as amended (“1933 Act”), and Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, transmitted herewith on behalf of Direxion Shares ETF Trust (“Trust”) is Post-Effective Amendment No. 11 to the Trust’s currently effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Trust.

The sole purpose of this filing is to register the Funds listed in Appendix A, each a new series of the Registrant, with the Securities and Exchange Commission.  No other series of the Registrant is affected by this filing.

If you have any questions or comments concerning the foregoing, please call me at (202) 778-9195.

Sincerely,

/s/ Kevin P. Christy

Kevin P. Christy

Attachments

cc:           Daniel D. O’Neill
     Rafferty Asset Management, LLC

Francine J. Rosenberger
     K&L Gates LLP

APPENDIX A

NON-LEVERAGED FUNDS
Sector Funds
Direxion Auto Shares Direxion Airline Shares

3X BULL FUNDS	3X BEAR FUNDS
International Funds
Direxion Daily Brazil Bull 3X Shares	Direxion Daily Brazil Bear 3X Shares
Direxion Daily Canada Bull 3X Shares	Direxion Daily Canada Bear 3X Shares
Direxion Daily Indonesia Bull 3X Shares	Direxion Daily Indonesia Bear 3X Shares
Direxion Daily Malaysia Bull 3X Shares	Direxion Daily Malaysia Bear 3X Shares
Direxion Daily Russia Bull 3X Shares	Direxion Daily Russia Bear 3X Shares
Direxion Daily South Korea Bull 3X Shares	Direxion Daily South Korea Bear 3X Shares
Direxion Daily Taiwan Bull 3X Shares	Direxion Daily Taiwan Bear 3X Shares
Direxion Daily Thailand Bull 3X Shares	Direxion Daily Thailand Bear 3X Shares
Sector Funds
Direxion Daily Agribusiness Bull 3X Shares	Direxion Daily Agribusiness Bear 3X Shares
Direxion Daily Commodity Related Bull 3X Shares	Direxion Daily Commodity Related Bear 3X Shares
Direxion Daily Global Infrastructure Bull 3X Shares	Direxion Daily Global Infrastructure Bear 3X Shares
Direxion Daily Gold Miners Bull 3X Shares	Direxion Daily Gold Miners Bear 3X Shares
Direxion Daily Home Construction Bull 3X Shares	Direxion Daily Home Construction Bear 3X Shares
Direxion Daily Natural Gas Related Bull 3X Shares	Direxion Daily Natural Gas Related Bear 3X Shares
Direxion Daily Regional Banks Bull 3X Shares	Direxion Daily Regional Banks Bear 3X Shares
Direxion Daily Water Bull 3X Shares	Direxion Daily Water Bear 3X Shares
Direxion Daily Wind Energy Bull 3X Shares	Direxion Daily Wind Energy Bear 3X Shares